November 27, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. John Cash

Re:      ICON Income Fund Nine, LLC
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 0-50217

ICON Income Fund Ten, LLC
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 0-50654

Dear Mr. Cash:

We are responding on behalf of ICON Income Fund Nine, LLC (“Fund Nine”) and ICON Income Fund Ten, LLC (“Fund Ten”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated November 9, 2012, with respect to the above-referenced filings filed with the Commission.

The Staff’s comments are set forth below in bold, followed by the Registrants’ responses to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011
ICON Income Fund Nine, LLC
Item 8. Consolidated Financial Statements and Supplementary Data, page 29
Note 5 – Investments in Joint Ventures, page 42

1.	Please tell and demonstrate to us why you have not provided financial statements for ICON Aircraft 126 LLC pursuant to Item 3-09 of Regulation S-K.

Response:

Fund Nine did not provide financial statements for ICON Aircraft 126 LLC, a Delaware limited liability company (“ICON 126”), because ICON 126 did not meet the requirements under Item 3-09 for any year presented in Fund Nine’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

U.S. Securities and Exchange Commission
November 27, 2012

As stated in its Form 10-K, Fund Nine accounts for its noncontrolling interests in joint ventures where it has influence over financial and operational matters, generally 50% or less ownership interests, using the equity method of accounting. As Fund Nine has a 50% noncontrolling ownership interest in ICON 126, ICON 126 is accounted for by the equity method of accounting by Fund Nine.

Pursuant to Item 3-09(a) of Regulation S-X, if either the first or third condition set forth in Item 1-02(w) of Regulation S-X (the investment test and the income test, respectively), substituting 20% for 10%, is met by a 50% or less owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant, separate audited financial statements of such 50% or less owned person shall be filed.

When Fund Nine performed its Item 3-09 test for the year ended December 31, 2008, ICON 126 exceeded 20% of the income test.  Accordingly, Fund Nine was required to file, and did in fact file, separate audited consolidated financial statements of ICON 126 in its Annual Report on Form 10-K for the year ended December 31, 2008.

For the years ended December 31, 2009 and 2010, ICON 126 did not exceed 20% of either the income test or the investment test; however, the financial statements of ICON 126 continued to be provided for those years in Fund Nine's Annual Report on Form 10-K for comparative purposes only due to the continued presentation of ICON 126’s 2008 financial statements.

When Fund Nine performed its Item 3-09 test for the year ended December 31, 2011, ICON 126 did not exceed 20% of either the income test or the investment test. As ICON 126 did not exceed 20% of either the income test or the investment test for any of the years presented in Fund Nine's Annual Report on Form 10-K for the year ended December 31, 2011 (i.e., any of the years ended December 31, 2011, 2010 and 2009), no financial statements of ICON 126 were included.

ICON Income Fund Ten, LLC
Item 8. Consolidated Financial Statements and Supplementary Data, page 31
Note 6 – Pretel Group Limited, page 47

2.
Please explain to us how you determined that the difference between the fair value of the Pretel class B shares and the price of the 25% interest in Pretel, sold to the new Chief Executive Officer, should be charged to compensation expense ratably during 2011.

Response:

In January 2011, Fund Ten sold to the new Chief Executive Officer of Pretel Group Limited (“Pretel”) 100,000 Class B shares of Pretel (the “Pretel Shares”), representing 25% of the voting and earning rights of Pretel, including 25% of the existing equity at the close of the sale, at a price below their then-estimated fair market value.  The sale agreement contained certain first-year performance requirements and a one-year requisite service period, which started in January 2011 and ended in December 2011.  At the time of the transaction, achievement of the performance and service requirements were deemed to be probable.  For each reporting period through December 31, 2011, the achievement of the performance and service requirements continued to be assessed as probable.  At December 31, 2011, both the performance and service requirements were achieved.  Accordingly, in accordance with the guidance provided within Accounting Standards Codification 718-10-35-2, the difference between the estimated fair market value of the Pretel Shares and the price paid by the new Chief Executive Officer was ratably charged to compensation expense during the year ended December 31, 2011.

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U.S. Securities and Exchange Commission
November 27, 2012

Each of Fund Nine and Fund Ten acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with Fund Nine’s or Fund Ten’s responses to your comments, please feel free to call me at (212) 418-4710.

Sincerely,

/s/Keith S. Franz
Keith S. Franz
Managing Director
ICON Capital Corp.
Manager of ICON Income Fund Nine, LLC and ICON Income Fund Ten, LLC